

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 1, 2015

<u>Via E-mail</u>
James J. Noble
Chief Executive Officer
Adaptimmune Therapeutics Limited
91 Park Drive, Milton Park
Abingdon, Oxfordshire, OX14 4RY
United Kingdom

> **Re: Adaptimmune Ltd.**
> **Amendment No. 1 to Draft Registration Statement on Form F-1**
> **Submitted on March 17, 2015**
> **CIK No.: 0001621227**

Dear Mr. Noble:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>Our Product Pipeline, page 2</u>

1. We refer you to our prior comment 2 and note your revisions to the product pipeline table on page 2. Please make the following additional changes.

   - Please move the marker for the NY-ESO-TCR non-small cell lung cancer indication so that it is not on the demarcation line between preclinical and Phase 1/2. In that regard, we note that the indication is not yet to the end of the preclinical phase. Your disclosure on page 4 indicates that you expect to commence the first clinical trial for this indication sometime in 2015.

- Please move the marker for the MAGE-A-10 marker back to an earlier point in the table. We note that the two proposed indications for MAGE-A-10 are at different points in the preclinical phase. The registrant expects to file an IND in the U.S. in 2015 for the breast or lung cancer indication but has not yet determined when it will file an IND for the other solid tumor indication.

Please make any corresponding changes throughout the prospectus.

Implications of Being an Emerging Growth Company and a Foreign Private Issuer, page 7

2. Please revise your disclosure to explicitly indicate whether you will take advantage of the extended transition period provided in Securities Act Section 7(a)(2)(B) for complying with new or revised accounting standards. To the extent you elect not to take advantage of the extended transition period, disclose that your election is irrevocable. See Question 13 of the Jumpstart Our Business Startups Act Frequently Asked Questions.

Summary Consolidated Financial Information, page 11

3. Please remove your pro forma and pro forma as adjusted balance sheet information as of June 30, 2014. Otherwise, explain to us its inclusion is appropriate under Item 11-02(c)(1) of Regulation S-X. To the extent appropriate, please make corresponding changes to your Selected Consolidated Financial Information.

Risk Factors, page 12

4. If you elect to take advantage of the extended transition period for complying with new or revised accounting standards under the JOBS Act, please provide a risk factor explaining that this election allows you to delay adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. In addition, state in your risk factor that, as a result of this election, your future financial statements may not be comparable to companies that comply with public company effective dates.

We rely heavily on GSK…, page 41

5. We note your revised disclosure regarding certain "opt-in rights that Novartis has over GSK's current and future oncology pipeline." Please revise the disclosure in your business section to provide a brief discussion of the "opt-in rights" Novartis has over GSK's current and future oncology pipeline. Also disclose any provisions of the collaboration agreement you have with GSK that may affect Novartis' ability to opt into such pipeline. Describe any risks related to the opt-in in a separate risk factor.

Use of Proceeds, page 64

6. Please revise your disclosure to provide your best reasonable estimate of how far in the pre-clinical or clinical developmental process you expect the amount of proceeds from this offering will enable you to reach for each of your product candidates.

7. In your second bullet point in this section, you plan to "further develop and enhance [y]our manufacturing capabilities and secure a commercially viable manufacturing platform for all of [y]our TCR therapeutic candidates." Please expand your disclosure to discuss what the further development and enhancement of your manufacturing capabilities and to secure a commercially viable manufacturing platform will entail and whether the amount of proceeds allocated will be sufficient to accomplish your plans.

Jumpstart Our Business Startups Act of 2012, page 85

8. We note your response to comment 4 that you plan to take advantage of the extended transition period provide by the JOBS Act for complying with new or revised accounting standards. Please tell us why you do not list this exemption as one you take advantage of on page 86.

Valuation of Share Price, page 89

9. Refer to your response to comment 12 and address the following:
   - Please revise your disclosure to specify how the methods used to determine the fair value of the ordinary shares employed either the market approach, income approach, or asset-based approach. Explain to us separately how you determined enterprise value given that the OPM, PWERM, and backsolve methods appear to merely allocate the enterprise value among the various equity classes.
   - Please tell us your enterprise value as of April 30, 2014, September 23, 2014, December 19, 2014, and March 2, 2015.
   - Please tell us why you did not attribute any value to the additional rights granted to the Series A preferred shares over the ordinary shares and why such valuation is reasonable.

Exclusive License for Bead Products, page 117

10. We note your response to our prior comment 17. Please revise your disclosure to discuss any payment provisions for the license and sub-license agreement including, upfront payments, any aggregate license fee, aggregate amounts paid to date under the agreement and aggregate future potential milestones. With respect to the sublicense agreement, please include all material rights and obligations, duration and termination. If the payment provisions include royalties, please disclose a range of rates payable.

Consolidated Financial Statements for the Six Months Ended December 31, 2014, page F-8

11. Please tell us why you reflect your purchase of short-term investments of £15,938,000 as cash flow from financing activities instead of investing activities.

12. Subsequent events, page F-14

12. You disclose the completion on February 23, 2015 of the first stage of your corporate reorganization, including the exchange of all preference and ordinary shares on a one-for-100 basis. Please retroactively reflect this share exchange in all your loss per share disclosures in your filing. See paragraph 26 of IAS 33. In addition, please tell us how you expect to reflect the historical share amounts throughout your filing and make them comparable to the shares being offered in your draft prospectus under a different equity structure.

Consolidated Balance Sheets, page F-18

13. Refer to your response to comment 24. Please tell us what your operating cycle is. Unlike trade payables, it would seem that the license agreement duration extends beyond a normal operating cycle, and the associated deferred revenues not expected to be realized in your normal operating cycle. Please note that paragraph 70 of IAS 1 states that a normal operating cycle is assumed to be 12 months if it is not clearly identifiable.

4. Expenses, page F-27

14. Refer to your response to comment 26. It appears based on the information disclosed in Notes 4 and 5 that you present additional information about expenses for only approximately 26% of the total of your research and development expenses and general and administrative expenses for fiscal 2014. At a minimum it appears that you incurred £3.2 million of subcontracted research and development costs in fiscal 2014 as disclosed on page 81. Please disclose additional information about expenses incurred by nature comprising a significant portion of your total operating expenses or explain to us how your current disclosures comply with the guidance in paragraph 104 of IAS 1.

You may contact at Mark Brunhofer at (202) 551-3638 or Keira Nakada at (202) 551-3659 if you have questions regarding comments on the financial statements and related matters. Please contact Tara Keating Brooks at (202) 551-8336 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler

cc: Via E-mail
        David S. Bakst
        Mayer Brown LLP